FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

On September 18, 2024, Similarweb Ltd. (the “Company”) announced that in connection with the previously announced underwritten public offering by a selling shareholder, the underwriters exercised their option to purchase an additional 525,000 ordinary shares at $7.85 per share, in full, resulting in gross proceeds to the selling shareholder of approximately $4,121,250. All of the ordinary shares were sold by the selling shareholder, and the Company did not receive any proceeds from the sale of such shares. The press release announcing the exercise of the underwriter’s option is appended as Exhibit 99.1 to this Form 6-K.

The information in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit Number	Description

99.1	Press Release, dated September 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Similarweb Ltd.

Date: September 18, 2024	By:	/s/ Jason Schwartz
Jason Schwartz Chief Financial Officer